Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

		Year Ended December 31,
		2006	2005	2004	2003	2002
		(US$ in millions except ratios)

Earnings (1)
Pretax income before minority interest		522	488	891	707	476
plus:	Fixed Charges	345	293	260	258	211
	Amortization of capitalized interest	10	8	7	7	6
	Distributed income of equity investees	1	2	—	—	—
less:	Capitalized interest	(14)	(12)	(6)	(8)	(6)
	Preferred stock dividends	(4)	—	(5)	(6)	(5)

Earnings:		860	779	1,147	958	682

Fixed Charges (1)
Capitalized interest		14	12	6	8	6
Expensed interest		280	231	214	215	176
plus:	Amortized premiums, discounts and capitalized debt expenditures	6	12	8	8	6
	Estimate of interest within rental expense	41	38	27	21	18
	Preferred stock dividends	4	—	5	6	5

Fixed charges:		345	293	260	258	211
Ratio of Earnings/Fixed Charges		2.49	2.66	4.41	3.71	3.23

(1)             For the purpose of determining the Ratio of Earnings to Fixed Charges, earnings are defined as pretax income before minority interests in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of the registrant and consolidated subsidiaries.